EXHIBIT 4.5

DESCRIPTION OF COMMON STOCK

General

PGT Innovations, Inc. (the “Company”) has one class of securities, our common stock, par value $0.01 per share, registered under Section 12 of the Securities Exchange Act of 1934, as amended. Our authorized capital stock consists of 200,000,000 shares of common stock and 10,000,000 shares of preferred stock, par value $0.01 per share.

The following description of our common stock is a summary. This summary is subject to the General Corporation Law of the State of Delaware (the “DGCL”) and the complete text of the Company’s amended and restated certificate of incorporation, as amended (the “Charter”), and amended and restated by-laws (the “By-Laws”), which are filed as Exhibits 3.1 and 3.2, respectively, to our Annual Report on Form 10-K. We encourage you to read those materials carefully.

Common Stock

Shares of our common stock have the following rights, preferences and privileges:

Voting rights. Each outstanding share of common stock entitles its holder to one vote on all matters submitted to a vote of our stockholders, including the election of directors. There are no cumulative voting rights. Directors must be elected by a plurality of votes cast. In response to feedback from our shareholder engagement efforts, the Company’s Corporate Governance Guidelines include a “Plurality Plus” voting standard for uncontested director elections. Under our Plurality Plus voting standard, any director nominee who receives a greater number of “WITHHOLD” votes than “FOR” votes in an uncontested election is required to tender his or her resignation promptly after certification of the election results for consideration by the Governance Committee of the Board of Directors (the “Board”). Broker non-votes, if any, are not counted as either a “WITHHOLD” or a “FOR” vote for these purposes. The Governance Committee will consider the resignation offer, taking into account all facts and circumstances it deems relevant, and recommend to the Board whether to accept or reject the resignation offer, or whether other action should be taken. The Board will consider the recommendation of the Governance Committee and will determine whether or not to accept the resignation offer within ninety days of certification of the election results.

Generally, all other matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all shares of common stock present or represented by proxy.

Dividends. Holders of common stock are entitled to receive dividends as, when and if dividends are declared by our Board out of assets legally available for the payment of dividends.

Liquidation. In the event of a liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, after payment of our liabilities and obligations to creditors, our remaining assets will be distributed ratably among the holders of shares of common stock on a per share basis. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we will need to pay the applicable distribution to the holders of our preferred stock before distributions are paid to the holders of our common stock.

Rights and preferences. Each share of common stock has the same relative rights and is identical in all respects to each other share of our common stock. All outstanding shares of common stock are validly issued, fully paid and non-assessable. Our common stock has no preemptive, redemption, conversion, sinking fund, or subscription rights. The rights, powers, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Listing

Our common stock is listed on the New York Stock Exchange under the trading symbol “PGTI.”

Preferred Stock

Our Charter provides that the Board has the authority, without action by the stockholders, to designate and issue up to 10,000,000 shares of preferred stock in one or more classes or series and to fix the powers, rights, preferences, and privileges of each class or series of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, and the number of shares constituting any class or series, which may be greater than the rights of the holders of our common stock. Any issuance of shares of preferred stock could adversely affect the voting power of holders of common stock, and the likelihood that the holders will receive dividend payments and payments upon liquidation could have the effect of delaying, deferring, or preventing a change in control. We have no present plans to issue any shares of preferred stock.

Anti-Takeover Effects of Certain Provisions of Charter and By-Laws

Our Charter and By-Laws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Board and that may have the effect of delaying, deferring, or preventing a future takeover or change in control of the Company unless the takeover or change in control is approved by our Board. These provisions include the following:

Staggered Board of Directors. Our Charter provides for a staggered Board, divided into three classes, with our stockholders electing one class each year. Between stockholders’ meetings, the Board will be able to appoint new directors to fill vacancies or newly created directorships so that no more than the number of directors in any given class could be replaced each year and it would take three successive annual meetings to replace all directors.

Elimination of stockholder action through written consent. Our Charter provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting.

Elimination of the ability to call special meetings. Our Charter provides that, except as otherwise required by law, special meetings of our stockholders can only be called pursuant to a resolution adopted by a majority of our Board, a committee of the Board that has been duly designated by the Board and whose powers and authority include the power to call such meetings, or by our chief executive officer or the chairman of our Board. Stockholders are not permitted to call a special meeting or to require our Board to call a special meeting.

Advance notice procedures for stockholder proposals and director nominations. Our By-Laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our Board. Stockholders at our annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our Board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting.

Removal of Directors; Board of Directors Vacancies. Our Charter and By-Laws provide that members of our Board may not be removed without cause. Our bylaws further provide that only our Board may fill vacant directorships, except in limited circumstances. These provisions would prevent a stockholder from gaining control of our Board by removing incumbent directors and filling the resulting vacancies with such stockholder’s own nominees.

Amendment of certificate of incorporation and bylaws. The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote is required to amend or repeal a corporation’s certificate of incorporation or bylaws, unless the certificate of incorporation requires a greater percentage. Our Charter generally requires the approval of the holders of at least two-thirds of the voting power of the issued and outstanding shares of our capital stock entitled to vote in connection with the election of directors to amend any provisions of our Charter described in this section. Our Charter and By-Laws provide that the holders of at least two-thirds of the voting power of the issued and outstanding shares of our capital stock entitled to vote in connection with the election of directors have the power to amend or repeal our By-Laws. In addition, our Charter grants our Board the authority to amend and repeal our By-Laws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our Charter.

The foregoing provisions of our Charter and By-Laws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our Board and in the policies formulated by our Board and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit you or other minority stockholders.

Exclusive Forum

Our Bylaws provide that, unless we consent in writing to the selection of another forum, the Court of Chancery of the State of Delaware shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (iii) an action asserting a claim arising pursuant to any provision of the DGCL or the Charter or By-Laws, or (iv) any action asserting a claim governed by the internal affairs doctrine. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ bylaws and certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our By-Laws to be inapplicable or unenforceable in such action.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.